Exhibit 99.1

Change to ADS Ratio and Stock Distribution

Melbourne, Australia, October 15, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA, NVAWW) (ASX: NVA) (FRA: QM3) announces a ratio change to its sponsored American Depositary Receipt (“ADR”) program with The Bank of New York Mellon.

This corporate action, which is a 5 for 1 forward split for the purposes of the NASDAQ listing, will have the effect of increasing the number of American Depositary Shares (“ADSs”) on issue. It has no effect on the number of underlying shares on issue or the nominal value of the ordinary shares.

The former ratio of sixty (60) ordinary shares to one (1) ADS has been changed to twelve (12) ordinary shares per one (1) ADS effective on October 28, 2025. There will be no change to the underlying ordinary shares.

ADR record date:	October 27, 2025
ADR payment date:	October 28, 2025
ADR effective date:	October 28, 2025
ADR Distribution rate:	400% (4 additional ADS for each 1 ADS held)
Issuance fee:	$0.00
Symbol:	NVA
Traded:	NASDAQ
CUSIP:	66982D104
Old Ratio:	1 ADS: 60 ordinary shares
New Ratio:	1 ADS: 12 ordinary shares
ADR ISIN:	US66982D1046
Country of incorporation:	Australia
Depositary:	The Bank of New York Mellon
Custodian:	HSBC Bank Australia Limited

The first day of trading under the new ratio is expected to be October 29, 2025.

To effect this change, ADR holders will receive four additional ADSs for every one (1) ADS held as of October 27. 2025, the ADR record date. Existing ADSs will continue to be valid and will not have to be exchanged for new ADSs. In connection with this change, the register held by The Bank of New York Mellon (BNY) will be closed for issuances and cancellations from the close of business on October 24, 2025 and BNY anticipates the registrar will reopen on October 30, 2025 for all issuance and cancellation transactions.

The Board has undertaken the forward split to better align the company’s share price with industry peers and enhance liquidity, offering broader access to investors amid strong interest in Nova’s gold and antimony assets as the Company continues to advance toward production.

In addition, the Company’s public warrants with the trading symbol “NVAWW” (the “Warrants”), were amended in accordance with the terms of the Warrant Agreement and the Definitive Certificate, whereby if the Company at any time while the Warrants are outstanding, enters into a forward stock split, an adjustment is made to the exercise price and the proportion of ADSs issued upon exercise of your Warrant in accordance with Section 4 of the Warrant Agreement and Section 3 of the Definitive Certificate. As such, upon the consummation of the change to ADS ratio and forward stock split, the exercise price of the Warrants shall be decreased from $7.266 per ADS to $1.4532 per ADS and the proportion of ADSs issued upon exercise of each Warrant will be proportionally adjusted from one Warrant for one ADS to one Warrant for five ADSs such that the aggregate Exercise Price of each Warrant shall remain unchanged. Similar adjustments will be made the Company’s private warrants.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196